UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                  Knology, Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   499183 80 4
                 ----------------------------------------------
                                 (CUSIP Number)




                                December 31, 2003
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.


         [   ]    Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 11 Pages

CUSIP No. 499183 80 4
----------------------------------------------------------------------------
1.       Names of Reporting Persons

                  SCANA Corporation

         I.R.S. Identification Nos. of Above Persons (entities only)

                  57-0784499
----------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions) a. [ ]
                  b.       [   ]
----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4. Citizenship or Place of Organization South Carolina
----------------------------------------------------------------------------
Number of         5.       Sole Voting Power                           0
Shares            ----------------------------------------------------------
Beneficially      6.       Shared Voting Power                 2,581,774
Owned by          ----------------------------------------------------------
Each Reporting    7.       Sole Dispositive Power                      0
Person With                -------------------------------------------------
                           8. Shared Dispositive Power         2,581,774
----------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,581,774 shares
----------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]
----------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9           12.5%
----------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) CO, HC
----------------------------------------------------------------------------







                               Page 2 of 11 Pages

CUSIP No. 499183 80 4-------------------------------------------------------
1.       Names of Reporting Persons.

                  SCANA Communications, Inc.

         I.R.S. Identification Nos. of above persons (entities only).

                  57-0784501
----------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) [ ]
                  (b)      [   ]
----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4. Citizenship or Place of Organization South Carolina
----------------------------------------------------------------------------
Number of         5.       Sole Voting Power                            0
Shares            ----------------------------------------------------------
Beneficially      6.       Shared Voting Power                  2,581,774
Owned by          ----------------------------------------------------------
Each Reporting    7.       Sole Dispositive Power                       0
Person With                -------------------------------------------------
                           8. Shared Dispositive Power 2,581,774
----------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,581,774 shares
----------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]
----------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9             12.5%
----------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) CO, HC
----------------------------------------------------------------------------






                               Page 3 of 11 Pages

CUSIP No. 499183 80 4
----------------------------------------------------------------------------
1. Names of Reporting Persons.

                       SCANA Communications Holdings, Inc.

         I.R.S. Identification Nos. of above persons (entities only).

                  51-0394908
----------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions) (a) [ ]
                  (b)      [   ]
----------------------------------------------------------------------------
3.       SEC Use Only
----------------------------------------------------------------------------
4. Citizenship or Place of Organization Delaware
----------------------------------------------------------------------------
Number of         5.       Sole Voting Power                           0
Shares            ----------------------------------------------------------
Beneficially      6.       Shared Voting Power                  2,581,774
Owned by          ----------------------------------------------------------
Each Reporting    7.       Sole Dispositive Power                      0
Person With       ----------------------------------------------------------
                           8. Shared Dispositive Power         2,581,774
----------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  2,581,774 shares
----------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)     [   ]
----------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9             12.5%
----------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions) CO
----------------------------------------------------------------------------






                               Page 4 of 11 Pages

Item 1.

         (a)      Name of Issuer

                           Knology, Inc.    (b)
           Address of Issuer's Principal Executive Office.

           1241 O G Skinner Drive          West Point, Georgia 31833
Item 2.

         (a)      Name of Person Filing

                    SCANA Corporation
                    SCANA Communications, Inc.

                    SCANA Communications Holdings, Inc.

         (b) Address of Principal Business Office, or if none, Residence.

                   SCANA Corporation:            1426 Main Street
                                                 Columbia, SC 29201

                   SCANA Communications, Inc.:   1426 Main Street
                                                 Columbia, SC 29201

                   SCANA Communications
                   Holdings, Inc.:               200 West Ninth Street Plaza
                                                 Suite 600
                                                 Wilmington, DE 19801

         (c)      Citizenship

                    SCANA Corporation:                    South Carolina

                    SCANA Communications, Inc.:           South Carolina

                    SCANA Communications Holdings, Inc.:  Delaware

         (d)      Title of Class of Securities

                           Common Stock, Par Value $.01

         (e)      CUSIP Number

                           499183 80 4







                               Page 5 of 11 Pages

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a) [   ]    Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).

   (b) [   ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [   ]    Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).

   (d) [   ]    Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).

   (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

   (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

   (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(ii)(G).

   (h) [   ]    A savings associations as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section
                3(c)(14) of the Investment Company Act of 1940 (15
                U.S.C. 80a-3).

   (j)          [ ] Group, in accordance with
                ss.240.13d-1(b)(1)(ii)(J).

                  Not applicable.

Item 4.  Ownership.

         (a) Amount beneficially owned:

                           See Item 9 of cover pages.

         (b) Percent of class:

                           See Item 11 of cover pages.

         (c)      Number of shares as to which such person has

                 (i)     Sole power to vote or to direct the vote:

                                    See Item 5 of cover pages.

                 (ii)     Shared power to vote or to direct the vote:

                                    See Item 6 of cover pages.


                               Page 6 of 11 Pages

                  (iii) Sole power to dispose or to direct the disposition of:

                                    See Item 7 of cover pages.

                 (iv)  Shared power to dispose or to direct the disposition of:

                                    See Item 8 of cover pages.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
                           Not applicable.Item 7. Identification and
                  Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           See Exhibit II.

Item 8.  Identification and Classification of Members of the Group.

                           Not Applicable.

Item 9.  Notice of Dissolution of Group.

                           Not Applicable.






                               Page 7 of 11 Pages

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2004

SCANA CORPORATION                         SCANA COMMUNICATIONS, INC.

By: s/William B. Timmerman                By: s/William B. Timmerman
   --------------------------------           -------------------------------
   William B. Timmerman, Chairman,            William B. Timmerman, Chairman
   President and Chief Executive              and Chief Executive Officer
   Officer


SCANA COMMUNICATIONS HOLDINGS, INC.

By: s/William B. Timmerman
    -----------------------------------
    William B. Timmerman, Chairman and
    Chief Executive Officer













                               Page 8 of 11 Pages

                      EXHIBIT INDEX

Exhibit I      Agreement Required by Rule 13d-1(k)(1)
Exhibit II Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company









                               Page 9 of 11 Pages

EXHIBIT IAgreement Required by Rule 13d-1(k)(1)------------------------------

         Each of the undersigned agrees that this Schedule 13G is being filed on behalf of each of them.


                                   SCANA CORPORATION

                            By:    s/William B. Timmerman
                                   -----------------------------------
                                   William B. Timmerman, Chairman, President
                                   and Chief Executive Officer

                                   Date: February 12, 2004


                                   SCANA COMMUNICATIONS, INC.

                            By:    s/William B. Timmerman
                                   -----------------------------------
                                   William B. Timmerman, Chairman and
                                   Chief Executive Officer

                                   Date: February 12, 2004


                                   SCANA COMMUNICATIONS HOLDINGS, INC.

                            By:    s/William B. Timmerman
                                   -----------------------------------
                                   William B. Timmerman, Chairman and
                                   Chief Executive Officer

                                   Date: February 12, 2004






                               Page 10 of 11 Pages

   EXHIBIT II Identification and Classification of the Subsidiary Which Acquired
              the Security Being Reported on by the Parent Holding


                                     Company
       ------------------------------------------------------------------

         SCANA Communications Holdings, Inc. acquired all of the shares whose ownership is reported in this Schedule 13G. SCANA Communications Holdings,
Inc. is a wholly owned subsidiary of SCANA Communications, Inc., which is a wholly owned subsidiary of SCANA Corporation.







                               Page 11 of 11 Pages